EXHIBIT 12

TD Ameritrade Holding Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

	Fiscal Year Ended September 30,
	2015	2014	2013	2012	2011
Determination of earnings:
Pre-tax income	$1,288	$1,270	$1,088	$906	$1,017
Fixed charges	65	47	52	53	55
Less: Capitalized interest	—	—	(2)	(2)	(1)
Undistributed income of equity investee	—	—	(1)	(1)	—
Earnings (A)	$1,353	$1,317	$1,137	$956	$1,071
Fixed charges:
Interest on borrowings (1)	$43	$25	$25	$28	$32
Capitalized interest	—	—	2	2	1
Brokerage interest expense	6	6	7	6	5
Interest portion of rent expense	16	16	18	17	17
Total fixed charges (B)	$65	$47	$52	$53	$55
Ratio of earnings to fixed charges (A) ÷ (B)	20.8	28.0	21.9	18.0	19.5
Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	22.8	32.0	25.1	20.2	21.3

(1) Interest on borrowings includes amortization of capitalized debt issuance costs.
(2) Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.